EXHIBIT 2

                         BATCHELDER & PARTNERS, INC.
                   4330 La Jolla Village Drive, Suite 200
                         San Diego, California 92122

Joel L. Reed                                       Telephone: (619) 456-6655
Partner                                           Telecopier: (619) 456-7969


                              October 28, 1996

The Board of Directors
Figgie International, Inc.
4420 Sherwin Road
Willoughby, OH  44094

Gentlemen:

        We are writing on behalf of our client Mr. Harry Figgie, Jr. to address several issues relating to recent events impacting the share value of Figgie International. The precipitous stock price fall since the failure of the Company's strategic review process has resulted in a Class B stock price of $9.25 as of October 24, 1996 a decline of 40% since its high of $15.50 in June of this year. In announcing the Company's plan to "explore strategic alternatives for enhancing shareholder value," you stated that "[your] focus going forward will be to evaluate and implement the best
                                                ______________________
strategy to further enhance shareholder value."  (emphasis added).
________

        We are concerned that the Board's oversight of the Company's efforts to enhance shareholder value through a restructuring has led to a seriously suboptimal share price while exposing the strongest divisions of the Company to continued market risk. We believe that the Company's senior management and Board members are aware that the Company's share price is suffering from a significant conglomerate discount that is not uncommon when widely disparate businesses are combined within one entity.

        After significant analysis of the Company and its three principal operating units, we are convinced that several straight forward, common sense solutions to this problem exist and are readily available to the Board. We have presented several such scenarios to the Company's management, some of which you may have seen. We presume that management evaluated these or very similar alternatives in the context of its "16 scenario" review to which Mr. Reilly referred during the Company's October 16 conference call with analysts and shareholders.

        We do not understand how the Board or its investment bankers could have concluded that the Board's newly announced strategy of operating and growing the Company as a conglomerate could have resulted in indicated pro forma share values in excess of those indicated by a simple decongolomeration strategy of spinning off to shareholders one or more of the Company's remaining three major operating units. Of course, in any such scenario appropriate levels of debt and contingent liabilities would be allocated as prudence dictates among the new and remaining entities.

        We are confident that serious reconsideration of a deconglomeration strategy, with the benefit of information you possess, could result in a tailored plan yielding several dollars per share increase in the Company's common stock price.

        Separately, we have reviewed the Company's preliminary proxy statement and we are surprised that the Board has decided to nominate Mr. Lindemann for election to the Company's Board. While we defer to the Board's judgment as to Mr. Lindemann's qualifications, we object to his nomination based on his inside employee status. The Board is already free to request that Mr. Lindemann attend and participate in all Board meetings. The Board does not have to nominate Mr. Lindemann to become a voting member of the Board to benefit from his input and participation.

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        If the Board believes that additional perspectives would benefit it in extinguishing its fiduciary duties at this time, we are puzzled as to why the Board did not seek out an individual with substantial experience serving on public company boards and participating in corporate restructurings. In our view, valuable insight would be obtained if such a new member were a large shareholder or representative of one or more large shareholders. This is particularly true given the strong trend in corporate America away from inside employee directors and toward outside independent directors.

        We are currently scheduled to meet with the Board during its December 4 meeting. In light of recent events, we respectfully request that we be allowed to address the Board as soon as reasonably possible before the Company's Annual Meeting scheduled for November 26, 1996. We believe this meeting would be extremely valuable in discussing these issues and continuing the constructive dialogue that we have conducted with the Company over the past year. We appreciate your consideration of this request and look forward to your response.

                                                          Sincerely,

                                                          /s/ Joel L. Reed

                                                          Joel L. Reed

cc:  Mr. Lindemann (director nominee)